                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                            (Amendment No.   1    )*


                         Hypertension Diagnostics, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                  44914V 10 4
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                                 (CUSIP Number)


                                Girard P. Miller
                          Lindquist & Vennum P.L.L.P.
                                4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                           Telephone: (612) 371-2467
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 14, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240. 13d-1(e), 240. 13d-1(f) or 240. 13d-1(g),
check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  44914V 10 4            13D                        PAGE 2  OF 6  PAGES
         ---------------------                                    --    --
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
          Jay N. Cohn, M.D.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

          NA
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                7   SOLE VOTING POWER
  NUMBER OF
                                    498,052
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                      -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                    498,052
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH:
                                      -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    498,052
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.0%
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14   TYPE OF REPORTING PERSON (See Instructions)

                                       IN
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

ITEM 1.  Security and Issuer

         This statement relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of Hypertension Diagnostics, Inc., a Minnesota Corporation (the "Issuer"), whose principal executive officers are located at 2915 Waters Road, Suite 108, Egan, MN 55121-1562.

ITEM 2.  Identity and Background

         (a)      Name. This statement is being filed by Jay N. Cohn, M.D.

         (b) The address of Dr. Cohn is 4848 Russell Avenue South, Minneapolis, Minnesota 55410.

         (c) Dr. Cohn is a Professor of Medicine at the University of Minnesota Medical School.

         (d)      Criminal Proceedings.  None.

         (e)      Litigation.  None.

         (f)      Citizenship. Jay N. Cohn is a citizen of the United States.

ITEM 3.  Source And Amount of Funds or Other Consideration

         (Grant of Option)


ITEM 4.  Purpose of Transaction

         On August 31, 1998, Dr. Cohn was granted an option to purchase shares of the Issuer in connection with his service as a director of the Issuer. Pursuant to this option grant, Dr. Cohn became entitled to purchase an additional 33,333 shares of the Issuer which vested during calendar year 1999.

ITEM 5.  Interest in Securities of the Issuer

         (a) Dr. Cohn is the beneficial owner of 498,052 shares, representing approximately 9.0% of the outstanding shares of the Common Stock of the Issuer. The calculation of the foregoing percentage is based on 5,109,235 shares of Common Stock shown as being outstanding on the Form 10-QSB Quarterly Report filed by the Issuer with the Securities and Exchange Commission for the quarter ended September 30, 1999. Of the 498,052 shares, 423,878 are deemed owned due to currently exercisable options.

                               Page 3 of 5 Pages
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        (b)       Dr. Cohn has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares.

        (c) There have been no transactions by Dr. Cohn in the securities of the Issuer during the past sixty days.

        (d)       Not applicable.

        (e)       Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

                  None.

ITEM 7.           Materials to be filed as Exhibits

                  None.

                               Page 4 of 5 Pages

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 2000.



                                                     /s/Jay N. Cohn, M.D.
                                                     ---------------------------
                                                        Jay N. Cohn, M.D.


                               Page 5 of 5 Pages